UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36228

NAVIENT LLC

(Exact name of registrant as specified in its charter)

13865 Sunrise Valley Drive

Herndon, Virginia 20171

(302) 283-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

6% Senior Notes due December 15, 2043

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On October 28, 2026, Navient Holdings, Inc., a Delaware corporation (“Navient Holdings”), completed the transactions contemplated by the Agreement and Plan of Merger, dated October 28, 2026, by and among Navient Corporation, a Delaware corporation (“Navient”), Navient Holdings and Relay Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), pursuant to which Navient merged with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of Navient Holdings (the “Reorganization”). In connection with the Reorganization, the name of Merger Sub has been changed to Navient LLC. The Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Navient Holdings being the successor to Navient under the Exchange Act. This Form 15 relates solely to the reporting obligations of Navient LLC under the Exchange Act as it relates to the common stock, par value $0.01 per share, of Navient LLC and does not affect the reporting obligations of Navient Holdings.

Pursuant to the requirements of the Securities Exchange Act of 1934, Navient LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 29, 2026	NAVIENT LLC

	By:	/s/ Matthew Sheldon
	Name:	Matthew Sheldon
	Title:	Senior Vice President & General Counsel